UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WALKER & DUNLOP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

93148P102

(CUSIP Number)

CW Financial Services LLC
One Charles River Place
63 Kendrick Street
Needham, MA 02494
Attention: Scott D. Spelfogel, Executive Vice President and General Counsel
Tel: (781) 707-9302
Fax: (866) 512-7745

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copy to:

Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
Attention: Matthew J. Rizzo, Esq.
Tel: (212) 839-5300
Fax: (212) 839-5599

June 7, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

(*) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 175 Pages

Cusip No. 93148P102	Page 2 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CW Financial Services LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* OO
* See Instructions

(1) Pursuant to the Voting Agreements (as defined below), the Reporting Persons (as defined below) may be deemed to have beneficial ownership of the shares of Common Stock (as defined below) held by the Stockholders (as defined below).  Based on 22,708,921 shares of Common Stock outstanding as of June 6, 2012 as set forth in the Purchase Agreement (as defined below), and 10,805,791 shares of Common Stock subject to the Voting Agreements as of the date hereof, the Reporting Persons may be deemed to have beneficial ownership of a total of 10,805,791 shares of Common Stock, or 47.6% of the outstanding Common Stock, as of the date hereof.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Cusip No. 93148P102	Page 3 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CWFS Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* OO
* See Instructions

(1) Solely in its capacity as holder of all the membership interests of CW Financial Services LLC.

Cusip No. 93148P102	Page 4 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Galaxy Acquisition LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* OO
* See Instructions

(1) Solely in its capacity as holder of all the membership interests of CWFS Holdings LLC.

Cusip No. 93148P102	Page 5 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Galaxy CF Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* OO
* See Instructions

(1) Solely in its capacity as holder of 50% of the membership interests of Galaxy Acquisition LLC.

Cusip No. 93148P102	Page 6 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Galaxy PEF Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* OO
* See Instructions

(1) Solely in its capacity as holder of 50% of the membership interests of Galaxy Acquisition LLC.

Cusip No. 93148P102	Page 7 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortress Credit Opportunities Fund (A) LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* PN
* See Instructions

(1) Solely in its capacity as holder of 11.7678528% of the membership interests of Galaxy CF Holdings LLC.

Cusip No. 93148P102	Page 8 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortress Credit Opportunities Fund II (A) LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* PN
* See Instructions

(1) Solely in its capacity as holder of 9.8334555% of the membership interests of Galaxy CF Holdings LLC.

Cusip No. 93148P102	Page 9 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortress Credit Opportunities Fund II (E) LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* PN
* See Instructions

(1) Solely in its capacity as holder of 0.1874643% of the membership interests of Galaxy CF Holdings LLC.

Cusip No. 93148P102	Page 10 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FCO MA II LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* PN
* See Instructions

(1) Solely in its capacity as holder of 13.3333333% of the membership interests of Galaxy CF Holdings LLC.

Cusip No. 93148P102	Page 11 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FCO MA LSS LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* PN
* See Instructions

(1) Solely in its capacity as holder of 3.3333333% of the membership interests of Galaxy CF Holdings LLC.

Cusip No. 93148P102	Page 12 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Galaxy CF UST Investment Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* OO
* See Instructions

(1) Solely in its capacity as holder of 61.5445608% of the membership interests of Galaxy CF Holdings LLC.

Cusip No. 93148P102	Page 13 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortress Credit Opportunities Fund (B) LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* PN
* See Instructions

(1) Solely in its capacity as holder of 25.028784% of the membership interests of Galaxy CF UST Investment Holdings LLC.

Cusip No. 93148P102	Page 14 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortress Credit Opportunities Fund (C) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* PN
* See Instructions

(1) Solely in its capacity as holder of 20.843909% of the membership interests of Galaxy CF UST Investment Holdings LLC.

Cusip No. 93148P102	Page 15 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortress Credit Opportunities Fund II (B) LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* PN
* See Instructions

(1) Solely in its capacity as holder of 10.596415% of the membership interests of Galaxy CF UST Investment Holdings LLC.

Cusip No. 93148P102	Page 16 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortress Credit Opportunities Fund II (C) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* PN
* See Instructions

(1) Solely in its capacity as holder of 14.869850% of the membership interests of Galaxy CF UST Investment Holdings LLC.

Cusip No. 93148P102	Page 17 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortress Credit Opportunities Fund II (D) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* PN
* See Instructions

(1) Solely in its capacity as holder of 1.580393% of the membership interests of Galaxy CF UST Investment Holdings LLC.

Cusip No. 93148P102	Page 18 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FTS SIP L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* PN
* See Instructions

(1) Solely in its capacity as holder of 27.080649% of the membership interests of Galaxy CF UST Investment Holdings LLC.

Cusip No. 93148P102	Page 19 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FCO Fund GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* OO
* See Instructions

(1) Solely in its capacity as general partner of Fortress Credit Opportunities Fund (A) LP, Fortress Credit Opportunities Fund (B) LP and Fortress Credit Opportunities Fund (C) L.P.

Cusip No. 93148P102	Page 20 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FCO Fund II GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* OO
* See Instructions

(1) Solely in its capacity as general partner of Fortress Credit Opportunities Fund II (A) LP, Fortress Credit Opportunities Fund II (E) LP, Fortress Credit Opportunities Fund II (B) LP, Fortress Credit Opportunities Fund II (C) L.P. and Fortress Credit Opportunities Fund II (D) L.P.

Cusip No. 93148P102	Page 21 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FCO MA GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* OO
* See Instructions

(1) Solely in its capacity as general partner of FTS SIP L.P.

Cusip No. 93148P102	Page 22 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FCO MA II GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* OO
* See Instructions

(1) Solely in its capacity as general partner of FCO MA II LP.

Cusip No. 93148P102	Page 23 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FCO MA LSS GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* OO
* See Instructions

(1) Solely in its capacity as general partner of FCO MA LSS LP.

Cusip No. 93148P102	Page 24 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortress Credit Opportunities Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* OO
* See Instructions

(1) Solely in its capacity as investment advisor of Fortress Credit Opportunities Fund (A) LP, Fortress Credit Opportunities Fund II (A) LP, Fortress Credit Opportunities Fund II (E) LP, Fortress Credit Opportunities Fund (B) LP, Fortress Credit Opportunities Fund (C) L.P., Fortress Credit Opportunities Fund II (B) LP, Fortress Credit Opportunities Fund II (C) L.P. and Fortress Credit Opportunities Fund II (D) L.P. pursuant to management agreements.

Cusip No. 93148P102	Page 25 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortress Credit Opportunities MA Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* OO
* See Instructions

(1) Solely in its capacity as investment advisor of FTS SIP L.P. pursuant to a management agreement.

Cusip No. 93148P102	Page 26 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortress Credit Opportunities MA II Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* OO
* See Instructions

(1) Solely in its capacity as investment advisor of FCO MA II LP pursuant to a management agreement.

Cusip No. 93148P102	Page 27 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FCO MA LSS Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* OO
* See Instructions

(1) Solely in its capacity as investment advisor of FCO MA LSS LP pursuant to a management agreement.

Cusip No. 93148P102	Page 28 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortress Investment Fund V (Fund A) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* PN
* See Instructions

(1) Solely in its capacity as holder of 45.74702% of the membership interests of Galaxy PEF Holdings LLC.

Cusip No. 93148P102	Page 29 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortress Investment Fund V (Fund D) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* PN
* See Instructions

(1) Solely in its capacity as holder of 19.16239% of the membership interests of Galaxy PEF Holdings LLC.

Cusip No. 93148P102	Page 30 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortress Investment Fund V (Fund E) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* PN
* See Instructions

(1) Solely in its capacity as holder of 0.52732% of the membership interests of Galaxy PEF Holdings LLC.

Cusip No. 93148P102	Page 31 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Galaxy Acquisition Blocker B LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* OO
* See Instructions

(1) Solely in its capacity as holder of 14.80996% of the membership interests of Galaxy PEF Holdings LLC.

Cusip No. 93148P102	Page 32 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Galaxy Acquisition Blocker CFG LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* OO
* See Instructions

(1) Solely in its capacity as holder of 19.75331% of the membership interests of Galaxy PEF Holdings LLC.

Cusip No. 93148P102	Page 33 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortress Investment Fund V (Fund B) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* PN
* See Instructions

(1) Solely in its capacity as holder of all the membership interests of Galaxy Acquisition Blocker B LLC.

Cusip No. 93148P102	Page 34 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortress Investment Fund V (Fund C) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* PN
* See Instructions

(1) Solely in its capacity as holder of 80.23784% of the membership interests of Galaxy Acquisition Blocker CFG LLC.

Cusip No. 93148P102	Page 35 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortress Investment Fund V (Fund F) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* PN
* See Instructions

(1) Solely in its capacity as holder of 7.78533% of the membership interests of Galaxy Acquisition Blocker CFG LLC.

Cusip No. 93148P102	Page 36 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortress Investment Fund V (Fund G) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* PN
* See Instructions

(1) Solely in its capacity as holder of 11.97683% of the membership interests of Galaxy Acquisition Blocker CFG LLC.

Cusip No. 93148P102	Page 37 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortress Fund V GP L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* PN
* See Instructions

(1) Solely in its capacity as general partner of Fortress Investment Fund V (Fund A) L.P., Fortress Investment Fund V (Fund D) L.P. and Fortress Investment Fund V (Fund E) L.P.

Cusip No. 93148P102	Page 38 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortress Fund V GP (BCF) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* PN
* See Instructions

(1) Solely in its capacity as general partner of Fortress Investment Fund V (Fund B) L.P., Fortress Investment Fund V (Fund C) L.P., Fortress Investment Fund V (Fund F) L.P. and Fortress Investment Fund V (Fund G) L.P.

Cusip No. 93148P102	Page 39 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FIG LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* OO
* See Instructions

(1) Solely in its capacity as investment advisor to Fortress Investment Fund V (Fund A) L.P., Fortress Investment Fund V (Fund D) L.P., Fortress Investment Fund V (Fund E) L.P., Fortress Investment Fund V (Fund B) L.P., Fortress Investment Fund V (Fund C) L.P., Fortress Investment Fund V (Fund F) L.P. and Fortress Investment Fund V (Fund G) L.P. pursuant to management agreements.

Cusip No. 93148P102	Page 40 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hybrid GP Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* OO
* See Instructions

(1) Solely in its capacity as holder of all the membership interests of FCO Fund GP LLC, FCO Fund II GP LLC, FCO MA GP LLC, FCO MA II GP LLC, and FCO MA LSS GP LLC.

Cusip No. 93148P102	Page 41 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortress Fund V GP Holdings Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* OO
* See Instructions

(1) Solely in its capacity as general partner of Fortress Fund V GP L.P.

Cusip No. 93148P102	Page 42 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortress Fund V GP (BCF) Holdings Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* OO
* See Instructions

(1) Solely in its capacity as general partner of Fortress Fund V GP (BCF) L.P.

Cusip No. 93148P102	Page 43 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Principal Holdings I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* PN
* See Instructions

(1) Solely in its capacity as holder of all limited company interests in Fortress Fund V GP (BCF) Holdings Ltd.

Cusip No. 93148P102	Page 44 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FIG Asset Co. LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* OO
* See Instructions

(1) Solely in its capacity as general partner of Principal Holdings I LP.

Cusip No. 93148P102	Page 45 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortress Operating Entity I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* PN
* See Instructions

(1) Solely in its capacities as managing member of Hybrid GP Holdings LLC, as holder of all membership interests of FIG LLC, and as holder of all limited company interests of Fortress Fund V GP Holdings Ltd.

Cusip No. 93148P102	Page 46 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FIG Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* CO
* See Instructions

(1) Solely in its capacity as general partner of Fortress Operating Entity I LP.

Cusip No. 93148P102	Page 47 of 75 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fortress Investment Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not applicable.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,805,791 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,805,791
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6% based on 22,708,921 shares outstanding as of June 6, 2012
14.	TYPE OF REPORTING PERSON* OO
* See Instructions

(1) Solely in its capacity as holder of all shares of FIG Corp. and all membership interests of FIG Asset Co. LLC.

Cusip No. 93148P102	Page 48 of 75 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Walker & Dunlop, Inc., a Maryland corporation (the “Company”).  The address of the principal executive offices of the Company is 7501 Wisconsin Avenue, Suite 1200, Bethesda, Maryland 20814.

Item 2.	Identity and Background

(a) – (c), (f)                      This Statement is filed jointly by the following Reporting Persons: (i) CW Financial Services LLC (“CW Financial”), (ii) CWFS Holdings LLC (“CWFS Holdings”), (iii) Galaxy Acquisition LLC, (iv) Galaxy CF Holdings LLC, (v) Galaxy PEF Holdings LLC, (vi) Fortress Credit Opportunities Fund (A) LP, (vii) Fortress Credit Opportunities Fund II (A) LP, (viii) Fortress Credit Opportunities Fund II (E) LP, (ix) FCO MA II LP, (x) FCO MA LSS LP, (xi) Galaxy CF UST Investment Holdings LLC, (xii) Fortress Credit Opportunities Fund (B) LP, (xiii) Fortress Credit Opportunities Fund (C) L.P., (xiv) Fortress Credit Opportunities Fund II (B) LP, (xv) Fortress Credit Opportunities Fund II (C) L.P., (xvi) Fortress Credit Opportunities Fund II (D) L.P., (xvii) FTS SIP L.P., (xviii) FCO Fund GP LLC, (xix) FCO Fund II GP LLC, (xx) FCO MA GP LLC, (xxi) FCO MA II GP LLC, (xxii) FCO MA LSS GP LLC, (xxiii) Fortress Credit Opportunities Advisors LLC, (xxiv) Fortress Credit Opportunities MA Advisors LLC, (xxv) Fortress Credit Opportunities MA II Advisors LLC, (xxvi) FCO MA LSS Advisors LLC, (xxvii) Fortress Investment Fund V (Fund A) L.P.. (xxviii) Fortress Investment Fund V (Fund D) L.P., (xxix) Fortress Investment Fund V (Fund E) L.P., (xxx) Galaxy Acquisition Blocker B LLC, (xxxi) Galaxy Acquisition Blocker CFG LLC, (xxxii) Fortress Investment Fund V (Fund B) L.P., (xxxiii) Fortress Investment Fund V (Fund C) L.P., (xxxiv) Fortress Investment Fund V (Fund F) L.P., (xxxv) Fortress Investment Fund V (Fund G) L.P., (xxxvi) Fortress Fund V GP L.P., (xxxvii) Fortress Fund V GP (BCF) L.P., (xxxviii) FIG LLC, (xxxix) Hybrid GP Holdings LLC, (xl) Fortress Fund V GP Holdings Ltd., (xli) Fortress Fund V GP (BCF) Holdings Ltd., (xlii) Principal Holdings I LP, (xliii) FIG Asset Co. LLC, (xliv) Fortress Operating Entity I LP, (xlv) FIG Corp. and (xlvi) Fortress Investment Group LLC (each of the entities listed in clauses (iii) through (xlvi), the “Fortress Persons” and together with CW Financial and CWFS Holdings, the “Reporting Persons”).

Each of Fortress Credit Opportunities Fund (C) L.P., Fortress Credit Opportunities Fund II (C) L.P., Fortress Credit Opportunities Fund II (D) L.P., Fortress Investment Fund V (Fund A) L.P., Fortress Investment Fund V (Fund D) L.P., Fortress Investment Fund V (Fund E) L.P., Fortress Investment Fund V (Fund B) L.P., Fortress Investment Fund V (Fund C) L.P., Fortress Investment Fund V (Fund F) L.P., Fortress Investment Fund V (Fund G) L.P., Fortress Fund V GP L.P., Fortress Fund V GP (BCF) L.P., Fortress Fund V GP Holdings Ltd. and Fortress Fund V GP (BCF) Holdings Ltd. is a Cayman Islands entity.  FTS SIP L.P. is a Jersey entity.  Each of CW Financial, CWFS Holdings and the other Fortress Persons is a Delaware entity.

Each of CW Financial and CWFS Holdings is in the business of originating, servicing, managing and advising on commercial and multi-family real estate debt.  Each of CW Financial and CWFS Holdings has a principal business and principal office address of 555 Fifth Avenue, New York 10017.

Each of the Fortress Persons is in the business of investing and/or investment management.

Each of Fortress Credit Opportunities Fund (A) LP, Fortress Credit Opportunities Fund (B) LP and Fortress Credit Opportunities Fund (C) L.P. has a principal business and principal office address of c/o FCO Fund GP, LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York, 10105.  Each of Fortress Credit Opportunities Fund II (A) LP, Fortress Credit Opportunities Fund II (E) LP, Fortress Credit Opportunities Fund II (B) LP, Fortress Credit Opportunities Fund II (C) L.P. and Fortress Credit Opportunities Fund II (D) L.P. has a principal business and principal office address of c/o FCO Fund II GP, LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York, 10105.  FTS SIP L.P. has a principal business and principal office address of c/o FCO MA GP LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York, 10105.  FCO MA II LP has a principal business and principal office address of c/o FCO MA II GP LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York, 10105.  FCO MA LSS LP has a principal business and principal office address of c/o FCO MA LSS GP LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York, 10105.

Cusip No. 93148P102	Page 49 of 75 Pages

Each of Fortress Investment Fund V (Fund A) L.P., Fortress Investment Fund V (Fund D) L.P., Fortress Investment Fund V (Fund E) L.P., Fortress Fund V GP L.P. and Fortress Fund V GP Holdings Ltd. has a principal business and principal office address of c/o Fortress Operating Entity I LP, 1345 Avenue of the Americas, 46th Floor, New York, New York, 10105.  Each of Fortress Investment Fund V (Fund B) L.P., Fortress Investment Fund V (Fund C) L.P., Fortress Investment Fund V (Fund F) L.P. and Fortress Investment Fund V (Fund G) L.P., Fortress Fund V GP (BCF) L.P. and Fortress Fund V GP (BCF) Holdings Ltd. has a principal business and principal office address of c/o Principal Holdings I LP, 1345 Avenue of the Americas, 46th Floor, New York, New York, 10105.

Each of the other Fortress Persons has a principal business and principal office address of c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York, 10105.

Set forth in Schedule A attached hereto is a listing of the directors, executive officers, managers, members and general partners, as applicable, of the Reporting Persons (collectively, the “Covered Persons”), and the business address and present principal occupation or employment of each of the Covered Persons, and is incorporated herein by reference.  Except as set forth in Schedule A, each of the Covered Persons is a United States citizen.

(d) – (e) None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As described below in response to Item 4, the 10,805,791 shares to which this Statement relates have not been purchased by CW Financial or any other Reporting Person, and thus no funds were used for such purpose.  As an inducement to CW Financial to enter into the Purchase Agreement described below in Item 4 and in consideration therefor, the Stockholders (as defined in Item 4 below) entered into Voting Agreements (as defined in Item 4 below) with the Company and CW Financial. Neither CW Financial nor its affiliates paid additional consideration to the Stockholders in connection with their execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.	Purpose of the Transaction.

           (a)-(d)  As an inducement for CW Financial to enter into the Purchase Agreement (as defined below), the Stockholders (as defined below) entered into the Voting Agreements (as defined below). The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Purchase Agreement.

Purchase Agreement

On June 8, 2012, the Company announced it entered into an agreement to acquire CWCapital LLC, (“CWCapital”), a direct wholly owned subsidiary of CW Financial pursuant to a Purchase Agreement (the “Purchase Agreement”), dated June 7, 2012, by and among the Company, Walker & Dunlop, LLC (as “Purchaser”), CW Financial and CWCapital.

On the terms and subject to the conditions of the Purchase Agreement, the Purchaser will acquire all of the CW Financial’s interests in CWCapital, for approximately $220 million, net of certain expenses and adjustments. Of the $220 million, $80 million will be paid in cash from the Purchaser, through a combination of existing capital and financing anticipated to be obtained. The remaining $140 million will be paid through the issuance of shares of the Common Stock, the number of which will be fixed within a 30 percent upward or downward fluctuation in the Company’s stock price, outside of which the number of shares issued will be variable, based on the price of the Company’s stock. Upon the closing, it is anticipated that CW Financial will own approximately 11.6 million shares of common stock, or 34% of the Company on a fully diluted basis. In accordance with the terms of the Purchase Agreement, CW Financial may not transfer the stock consideration for a period of 180 days after the closing date.

Cusip No. 93148P102	Page 50 of 75 Pages

In connection with the transaction, the Company may, at CW Financial’s request, increase the number of members of its Board of Directors from eight to eleven members, up to two of whom may be designated by CW Financial for each election of directors through the Company’s annual meeting to be held in 2014. In addition, an independent member will be nominated by the Company. The Purchase Agreement specifies that should CW Financial and its affiliates cease to own at least 20% of the Common Stock, CW Financial shall forfeit the right to nominate one Board designee; and upon ceasing to own at least 10% of the Common Stock, CW Financial shall forfeit the right to nominate its remaining Board designee.

Pursuant to the rules of the New York Stock Exchange, the issuance of shares of common stock is subject to approval by the vote of a majority of the shares of the Company’s common stock entitled to vote at a meeting held for that purpose.

Voting Agreements

Concurrently with the execution and delivery of the Purchase Agreement, William M. Walker, the Company’s Chairman, President and Chief Executive Officer; Mallory Walker, Mr. Walker’s father; Richard M. Lucas, Howard W. Smith, III, Richard C. Warner, and Deborah A. Wilson, all executive officers of the Company; and Column Guaranteed LLC (together, the “Stockholders”), have entered into voting agreements (the “Voting Agreements”) by which each has agreed to, among other things, vote in favor of the proposal to issue shares of the Company’s stock in connection with the Purchase Agreement, against any proposal made to the stockholders of the Company that could reasonably be expected to result in any of the closing conditions in the Purchase Agreement not being fulfilled, and, other than Column Guaranteed LLC, to appoint each executive officer of CW Financial as such Stockholder’s attorney-in-fact with respect to the voting for matters related to the Purchase Agreement. The Voting Agreements cover 10,805,791 shares of Common Stock.  Further, the Stockholders have agreed that from the date of the Voting Agreements through the closing of the acquisition (or, in the case of Column Guaranteed LLC only, until the date of the stockholder meeting for the approval to issue shares of the Company’s stock in connection with the Purchase Agreement or such earlier date on which such approval is obtained), no Stockholder will sell, pledge, encumber, assign or otherwise dispose of any shares, except as permitted to sell pursuant to an existing Rule 10b5-1 plan under the Securities Exchange Act of 1934, as amended, and certain other exceptions.

CW Financial Services Registration Rights Agreement and the Piggyback Side Letter

Upon closing of the transaction, the Company will enter into a registration rights agreement (the “CW Financial Registration Rights Agreement”), pursuant to which it will agree, as soon as practicable after the closing date, to file with the U.S. Securities and Exchange Commission a registration statement to register for resale the shares of Common Stock to be issued to CW Financial pursuant to the Purchase Agreement.

The Company, CW Financial and the Stockholders (other than Richard M. Lucas) (the “Current Stockholders”) who are parties to the Registration Rights Agreement dated as of December 20, 2010 with the Company (the “2010 Registration Rights Agreement”), entered into a letter agreement (the “Piggyback Side Letter”), pursuant to which each of CW Financial and the Current Stockholders agreed to, among other things: (i)  pro rata cutbacks with respect to their respective piggyback registration rights under the CW Financial Registration Rights Agreement and the 2010 Registration Rights Agreement, if requested by a managing underwriter in order to reduce the amount of shares of Common Stock to be included in offerings of Common Stock for the Company’s own account or underwritten offerings of Common Stock for the account of CW Financial Services or the Current Stockholders; (ii) the selection of the managing underwriters for any underwritten offering demanded by CW Financial and the Current Stockholders, respectively; (iii) the right of Column Guaranteed LLC to request an underwritten offering subject to certain thresholds; and (iv) the inclusion by the Company of registrable securities of the Current Stockholders in the registration statement to be filed in connection with the CW Financial Registration Rights Agreement.

(e) Other than as otherwise described in Item 3 and this Item 4, not applicable.

(f)  Not applicable.

Cusip No. 93148P102	Page 51 of 75 Pages

(g)  Pursuant to the Purchase Agreement, at closing, the Company is required to deliver evidence of the adoption by the Company’s Board of Directors, effective as of the closing date, of an amendment to the bylaws of the Company providing that the Company renounces any interest or expectancy in any corporate opportunity which a Fortress Investment Group LLC and other specified related persons (each a “Fortress Specified Person”) participates or desires or seeks to participate in other than a corporate opportunity that (i) is presented to a Fortress Specified Person solely in such person’s capacity as a director of the Company and of which no other Fortress Specified Person independently is aware prior to the Company  becoming aware of such corporate opportunity or (ii) is initially identified by a Fortress Specified Person solely through the disclosure of confidential information by or on behalf of the Company.

(h)-(i)  Not applicable.

(j)  Except as set forth in this Statement, the Purchase Agreement and the Voting Agreements, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person set forth on Schedule A, has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (i) of Item 4 of this Statement.

The foregoing descriptions of the Purchase Agreement, the Voting Agreements, the Registration Rights Agreement and the Piggyback Side Letter do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement filed hereto as Exhibit 1, the Voting Agreement among the Company, CW Financial and Column Guaranteed LLC, filed hereto as Exhibit 2, the Voting Agreement among the Company, Walker & Dunlop, LLC, the Stockholders (other then Column Guaranteed LLC) and CW Financial, filed hereto as Exhibit 3, the form of CW Financial Registration Rights Agreement, filed hereto as Exhibit 4, and the Piggyback Side Letter, filed hereto as Exhibit 5, which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)  Pursuant to the Voting Agreements described herein, the Reporting Persons may be deemed to have beneficial ownership of the shares of Common Stock held by the Stockholders.  Based on 22,708,921 shares of Common Stock outstanding as of June 6, 2012 as set forth in the Purchase Agreement, and 10,805,791 shares of Common Stock subject to the Voting Agreements as of the date hereof, the Reporting Persons may be deemed to have beneficial ownership of a total of 10,805,791 shares of Common Stock, or 47.6% of the outstanding Common Stock, as of the date hereof.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To the knowledge of the Reporting Persons, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A.

(b)  Pursuant to the Voting Agreements, the Reporting Persons may be deemed to have shared power to vote 10,805,791 shares of Common Stock held by the Stockholders.   The persons with whom such power is shared are the Stockholders (listed in Item 4 above).

(c) Except for the Purchase Agreement and the Voting Agreements, and the transactions contemplated by those agreements, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named on Schedule A, has effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in

Cusip No. 93148P102	Page 52 of 75 Pages

Item 2 and any person with respect to any securities of the Company, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

1.             Purchase Agreement, dated as of June 7, 2012, by and among Walker & Dunlop, Inc., Walker & Dunlop, LLC, CW Financial Services LLC and CWCapital LLC.

2.             Voting Agreement, dated as of June 7, 2012, by and among Walker & Dunlop, Inc., Walker & Dunlop, LLC, Column Guaranteed LLC and CW Financial Services LLC.

3.             Voting Agreement, dated as of June 7, 2012, by and among Walker & Dunlop, Inc., Walker & Dunlop, LLC, Mallory Walker, William M. Walker, Richard Warner, Deborah Wilson, Richard M. Lucas, Howard W. Smith III and CW Financial Services LLC.

4.             Form of Registration Rights Agreement between Walker & Dunlop, Inc. and CW Financial Services LLC.

5.             Letter Agreement, dated as of June 7, 2012, by and among Walker & Dunlop, Inc., Column Guaranteed LLC, Mallory Walker, William M. Walker, Richard Warner, Deborah Wilson, Howard W. Smith III and CW Financial Services LLC.

 6.            Joint Filing Agreement, dated as of June 18, 2012, by and among each of the Reporting Persons.

Cusip No. 93148P102	Page 53 of 75 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 2012

CW Financial Services LLC

By:	/s/ Charles R. Spetka
Name:	Charles R. Spetka
Title:	Chief Executive Officer

CWFS Holdings LLC

By:	/s/ Charles R. Spetka
Name:	Charles R. Spetka
Title:	Chief Executive Officer

Galaxy Acquisition LLC

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Vice President

Galaxy CF Holdings LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Galaxy PEF Holdings LLC

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Vice President

Cusip No. 93148P102	Page 54 of 75 Pages

Fortress Credit Opportunities Fund (A) LP

By:	FCO Fund GP LLC, its general partner

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Fortress Credit Opportunities Fund II (A) LP

By:	FCO Fund II GP LLC, its general partner

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Fortress Credit Opportunities Fund II (E) LP

By:	FCO Fund II GP LLC, its general partner

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

FCO MA II LP

By:	FCO MA II GP LLC, its general partner

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

FCO MA LSS LP

By:	FCO MA LSS GP LLC, its general partner

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Cusip No. 93148P102	Page 55 of 75 Pages

Galaxy CF UST Investment Holdings LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Fortress Credit Opportunities Fund (B) LP

By: FCO Fund GP LLC, its general partner

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Fortress Credit Opportunities Fund (C) L.P.

By:	FCO Fund GP LLC, its general partner

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Fortress Credit Opportunities Fund II (B) LP

By:	FCO Fund II GP LLC, its general partner

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Fortress Credit Opportunities Fund II (C) L.P.

By:	FCO Fund II GP LLC, its general partner

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Cusip No. 93148P102	Page 56 of 75 Pages

Fortress Credit Opportunities Fund II (D) L.P.

By: FCO Fund II GP LLC, its general partner

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

FTS SIP L.P.

By:	FCO MA GP LLC, its general partner

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

FCO Fund GP LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

FCO Fund II GP LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

FCO MA GP LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

FCO MA II GP LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Cusip No. 93148P102	Page 57 of 75 Pages

FCO MA LSS GP LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Fortress Credit Opportunities Advisors LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Fortress Credit Opportunities MA Advisors LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Fortress Credit Opportunities MA II Advisors LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

FCO MA LSS Advisors LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Fortress Investment Fund V (Fund A) L.P.

By: its General Partner Fortress Fund V GP L.P.

By its General Partner Fortress Fund V GP Holdings Ltd.

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Chief Financial Officer

Cusip No. 93148P102	Page 58 of 75 Pages

Fortress Investment Fund V (Fund D) L.P.

By: its General Partner Fortress Fund V GP L.P.

By its General Partner Fortress Fund V GP Holdings Ltd.

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Chief Financial Officer

Fortress Investment Fund V (Fund E) L.P.

By: its General Partner Fortress Fund V GP L.P.

By its General Partner Fortress Fund V GP Holdings Ltd.

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Chief Financial Officer

Galaxy Acquisition Blocker B LLC

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Vice President

Galaxy Acquisition Blocker CFG LLC

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Vice President

Fortress Investment Fund V (Fund B) L.P.

By: its General Partner Fortress Fund V GP (BCF) L.P.

By its General Partner Fortress Fund V GP (BCF) Holdings Ltd.

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Chief Financial Officer

Cusip No. 93148P102	Page 59 of 75 Pages

Fortress Investment Fund V (Fund C) L.P.

By: its General Partner Fortress Fund V GP (BCF) L.P.

By its General Partner Fortress Fund V GP (BCF) Holdings Ltd.

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Chief Financial Officer

Fortress Investment Fund V (Fund F) L.P.

By: its General Partner Fortress Fund V GP (BCF) L.P.

By its General Partner Fortress Fund V GP (BCF) Holdings Ltd.

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Chief Financial Officer

Fortress Investment Fund V (Fund G) L.P.

By: its General Partner Fortress Fund V GP (BCF) L.P.

By its General Partner Fortress Fund V GP (BCF) Holdings Ltd.

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Chief Financial Officer

Fortress Fund V GP L.P.

By: its General Partner Fortress Fund V GP Holdings Ltd.

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Chief Financial Officer

Cusip No. 93148P102	Page 60 of 75 Pages

Fortress Fund V GP (BCF) L.P.

By: its General Partner Fortress Fund V GP (BCF) Holdings Ltd.

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Chief Financial Officer

FIG LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Chief Financial Officer

Hybrid GP Holdings LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Fortress Fund V GP Holdings Ltd.

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Chief Financial Officer

Fortress Fund V GP (BCF) Holdings Ltd

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Chief Financial Officer

Principal Holdings I LP

By: its General Partner FIG Asset Co. LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Chief Financial Officer

Cusip No. 93148P102	Page 61 of 75 Pages

FIG Asset Co. LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Chief Financial Officer

Fortress Operating Entity I LP

By: its General Partner FIG Corp.

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Chief Financial Officer

FIG Corp.

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Chief Financial Officer

Fortress Investment Group LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Chief Financial Officer

Cusip No. 93148P102	Page 62 of 75 Pages

Exhibit Index

1.           Purchase Agreement, dated as of June 7, 2012, by and among Walker & Dunlop, Inc., Walker & Dunlop, LLC, CW Financial Services LLC and CWCapital LLC.

2.           Voting Agreement, dated as of June 7, 2012, by and among Walker & Dunlop, Inc., Walker & Dunlop, LLC, Column Guaranteed LLC and CW Financial Services LLC.

3.           Voting Agreement, dated as of June 7, 2012, by and among Walker & Dunlop, Inc., Walker & Dunlop, LLC, Mallory Walker, William M. Walker, Richard Warner, Deborah Wilson, Richard M. Lucas, Howard W. Smith III and CW Financial Services LLC.

4.           Form of Registration Rights Agreement between Walker & Dunlop, Inc. and CW Financial Services LLC.

5.           Letter Agreement, dated as of June 7, 2012, by and among Walker & Dunlop, Inc., Column Guaranteed LLC, Mallory Walker, William M. Walker, Richard Warner, Deborah Wilson, Howard W. Smith III and CW Financial Services LLC.

 6.          Joint Filing Agreement, dated as of June 18, 2012, by and among each of the Reporting Persons.

Cusip No. 93148P102	Page 63 of 75 Pages

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF FORTRESS INVESTMENT GROUP LLC

The name and principal occupation of each of the directors and executive officers of Fortress Investment Group LLC, the holder of all the issued and outstanding shares of beneficial interest of FIG Corp., are listed below. Unless otherwise indicated below, the principal business address of each of the directors and executive officers of Fortress Investment Group LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Name	Principal Occupation
Wesley R. Edens	Principal and Director of Fortress Investment Group LLC
Peter L. Briger	Principal and Director of Fortress Investment Group LLC
Robert I. Kauffman	Principal and Director of Fortress Investment Group LLC
Randal A. Nardone	Principal, Director and Interim Chief Executive Officer of Fortress Investment Group LLC
Michel E. Novogratz	Principal and Director of Fortress Investment Group LLC
Daniel N. Bass	Chief Financial Officer of Fortress Investment Group LLC
David N. Brooks	Vice President, General Counsel and Secretary of Fortress Investment Group LLC
David B. Barry	President of Ironstate Development Company. The address of Ironstate Development Company is 50 Washington Street, Hoboken, NJ 07030.
Richard N. Haass	President of the Council on Foreign Relations. The address of the Council on Foreign Relations is The Harold Pratt House, 58 East 68th Street, New York, NY 10021.
Douglas L. Jacobs
Director of Doral Financial Corporation, a financial services company, and Clear Channel Outdoor Holding, Inc., an outdoor advertising company.  The address of Doral Financial Corporation is 1451 Franklin D. Roosevelt Ave., San Juan, Puerto Rico 00920.

Takumi Shibata	Group COO of Nomura Holdings, Inc. The address of Nomura Holdings, Inc. is 9-1, Nihonbashi 1-chome, Chuo-ku, TKY 103-8645, Japan. Mr. Shibata is a citizen of Japan.
George W. Wellde, Jr.	Mr. Wellde served as vice chairman of the Securities Division at Goldman, Sachs & Co. from 2005 until his retirement in 2008.

DIRECTORS AND EXECUTIVE OFFICERS OF FIG CORP., FIG LLC AND FIG ASSET CO. LLC

The name and principal occupation of each of the directors and executive officers of FIG Corp, FIG LLC and FIG Asset Co. LLC are listed below.  FIG Corp. is the general partner of Fortress Operating Entity I LP.  Fortress Operating Entity I LP is the sole managing member of Hybrid GP Holdings LLC, which is the holder of all the issued and outstanding shares of beneficial interest in each of the FCO General Partners (defined below), and FIG LLC, which is the investment advisor of each of the Fortress Investment Fund V Funds (defined below).

The “FCO General Partners” means FCO Fund GP LLC, FCO Fund II GP LLC, FCO MA GP LLC, FCO MA II GP LLC and FCO MA LSS GP LLC.

The “Fortress Investment Fund V Funds” means Fortress Investment Fund V (Fund A) L.P., Fortress Investment Fund V (Fund B) L.P., Fortress Investment Fund V (Fund C) L.P., Fortress Investment Fund V (Fund E) L.P., Fortress Investment Fund V (Fund F) L.P. and Fortress Investment Fund V (Fund G) L.P.

FIG LLC also is the holder of all the issued and outstanding interests in each of Fortress Credit Opportunities Advisors LLC, Fortress Credit Opportunities MA Advisors LLC, Fortress Credit Opportunities MA II Advisors LLC and FCO MA LSS Advisors LLC. Fortress Credit Opportunities Advisors LLC is the investment advisor of Fortress Credit Opportunities Fund (A) LP, Fortress Credit Opportunities Fund II (A) LP, Fortress Credit Opportunities Fund (B) LP, Fortress Credit Opportunities Fund II (B) LP, Fortress Credit

Cusip No. 93148P102	Page 64 of 75 Pages

Opportunities Fund (C) L.P., Fortress Credit Opportunities Fund II (C) L.P., Fortress Credit Opportunities Fund II (D) LP, and Fortress Credit Opportunities Fund II (E) LP.  Fortress Credit Opportunities MA Advisors LLC is the investment advisor of FTS-SIP L.P.  Fortress Credit Opportunities MA II Advisors LLC is the investment advisor of FCO MA II LP.  FCO MA LSS Advisors LLC is the investment advisor of FCO MA LSS LP.

FIG Asset Co. LLC is the general partner of Principal Holdings I LP, which is the holder of all the issued and outstanding shares of beneficial interest of Fortress Fund V GP (BCF) Holdings Ltd.

Unless otherwise indicated below, the principal business address of each of the directors and executive officers of FIG Corp., FIG LLC and FIG Asset Co. LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Name	Principal Occupation
Wesley R. Edens	Principal and Director of Fortress Investment Group LLC
Peter L. Briger	Principal and Director of Fortress Investment Group LLC
Robert I. Kauffman	Principal and Director of Fortress Investment Group LLC
Randal A. Nardone	Principal, Director and Interim Chief Executive Officer of Fortress Investment Group LLC
Michel E. Novogratz	Principal and Director of Fortress Investment Group LLC
Daniel N. Bass	Chief Financial Officer of Fortress Investment Group LLC
David N. Brooks	Vice President, General Counsel and Secretary of Fortress Investment Group LLC

DIRECTORS AND EXECUTIVE OFFICERS OF FORTRESS FUND V GP (BCF) HOLDINGS LTD. AND FORTRESS FUND V GP HOLDINGS LTD.

The name and principal occupation of each of the directors and officers of Fortress Fund V GP (BCF) Holdings Ltd., the general partner of Fortress Fund V GP (BCF) L.P., and Fortress Fund V GP Holdings Ltd., the general partner of Fortress Fund V GP L.P., are listed below. Fortress Fund V GP (BCF) L.P. is the general partner of Fortress Investment Fund V (Fund B) L.P., Fortress Investment Fund V (Fund C) L.P., Fortress Investment Fund V (Fund F) L.P. and Fortress Investment Fund V (Fund G) L.P.  Fortress Fund V GP L.P. is the general partner of Fortress Investment Fund V (Fund A) L.P., Fortress Investment Fund V (Fund D) L.P. and Fortress Investment Fund V (Fund E) L.P.  The principal business address of each of the directors and officers of Fortress Fund V GP (BCF) Holdings Ltd. and Fortress Fund V GP Holdings Ltd. is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Name	Principal Occupation
Wesley R. Edens	Chief Executive Officer and Chairman of the Board of Directors, Fortress Fund V GP (BCF) Holdings Ltd. and Fortress Fund V GP Holdings Ltd.
Robert I. Kauffman	President and Director, Fortress Fund V GP (BCF) Holdings Ltd. and Fortress Fund V GP Holdings Ltd.
Randal A. Nardone	Chief Operating Officer and Director, Fortress Fund V GP (BCF) Holdings Ltd. and Fortress Fund V GP Holdings Ltd.
David N. Brooks	Secretary, Fortress Fund V GP (BCF) Holdings Ltd. and Fortress Fund V GP Holdings Ltd.
John Morrissey	Chief Financial Officer, Fortress Fund V GP (BCF) Holdings Ltd. and Fortress Fund V GP Holdings Ltd.
Cameron MacDougall	Assistant Secretary, Fortress Fund V GP (BCF) Holdings Ltd. and Fortress Fund V GP Holdings Ltd.

EXECUTIVE OFFICERS OF THE FCO GENERAL PARTNERS

The name and principal occupation of each of the executive officers of the FCO General Partners are listed below.  FCO Fund GP LLC is the general partner of Fortress Credit Opportunities Fund (A) LP, Fortress Credit Opportunities Fund (B) LP and Fortress Credit Opportunities Fund (C) L.P.  FCO Fund II GP LLC is the general

Cusip No. 93148P102	Page 65 of 75 Pages

partner of Fortress Credit Opportunities Fund II (A) LP, Fortress Credit Opportunities Fund II (B) LP, Fortress Credit Opportunities Fund II (C) L.P., Fortress Credit Opportunities Fund II (D) LP, and Fortress Credit Opportunities Fund II (E) LP.  FCO MA GP LLC is the general partner of FTS-SIP L.P.  FCO MA II GP LLC is the general partner of FCO MA II LP.  FCO MA LSS GP LLC is the general partner of FCO MA LSS LP.  The principal business address of each of the officers of each of the FCO General Partners is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Officers of FCO Fund GP LLC, FCO Fund II GP LLC, FCO MA GP LLC and FCO MA LSS GP LLC:
Name	Principal Occupation
Peter L. Briger	Chairman, each of the FCO General Partners listed above
Constantine M. Dakolias	President, each of the FCO General Partners listed above
Marc K. Furstein	Chief Operating Officer, each of the FCO General Partners listed above
Adam Rockfeld	Chief Financial Officer, each of the FCO General Partners listed above
Douglas Cardoni	Chief Administrative Officer, each of the FCO General Partners listed above
James K. Noble III	Secretary, each of the FCO General Partners listed above
Glenn P. Cummins	Treasurer, each of the FCO General Partners listed above
Daniel N. Bass	Authorized signatory, each of the FCO General Partners listed above
David N. Brooks	Authorized signatory, each of the FCO General Partners listed above

Officers of FCO MA II GP LLC:

Name	Principal Occupation
Peter L. Briger	Chairman, FCO MA II GP LLC
Constantine M. Dakolias	President, FCO MA II GP LLC
Marc K. Furstein	Chief Operating Officer, FCO MA II GP LLC
Adam Rockfeld	Chief Financial Officer, FCO MA II GP LLC
James K. Noble III	Secretary, FCO MA II GP LLC
Glenn P. Cummins	Treasurer, FCO MA II GP LLC
Daniel N. Bass	Authorized signatory, FCO MA II GP LLC
David N. Brooks	Authorized signatory, FCO MA II GP LLC

EXECUTIVE OFFICERS OF GALAXY CF HOLDINGS LLC

The name and principal occupation of each of the executive officers of Galaxy CF Holdings LLC, the holder of 50% of the membership interests of Galaxy Acquisition LLC, are listed below. Unless otherwise indicated below, the principal business address of each of the executive officers of Galaxy CF Holdings LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Name	Principal Occupation
Peter L. Briger	Chairman, Galaxy CF Holdings LLC
Constantine M. Dakolias	President, Galaxy CF Holdings LLC
Marc K. Furstein	Chief Operating Officer, Galaxy CF Holdings LLC
Adam Rockfeld	Chief Financial Officer, Galaxy CF Holdings LLC
James K. Noble III	Secretary, Galaxy CF Holdings LLC
Glenn P. Cummins	Treasurer, Galaxy CF Holdings LLC
Daniel N. Bass	Authorized signatory, Galaxy CF Holdings LLC
David N. Brooks	Authorized signatory, Galaxy CF Holdings LLC

EXECUTIVE OFFICERS OF GALAXY PEF HOLDINGS LLC

The name and principal occupation of each of the executive officers of Galaxy PEF Holdings LLC, the holder of 50% of the membership interests of Galaxy Acquisition LLC, are listed below. Unless otherwise indicated

Cusip No. 93148P102	Page 66 of 75 Pages

below, the principal business address of each of the executive officers of Galaxy PEF Holdings LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Name	Principal Occupation
Randal A. Nardone	President, Galaxy PEF Holdings LLC
Jonathan Ashley	Vice President, Galaxy PEF Holdings LLC
Peter Smith	Vice President, Galaxy PEF Holdings LLC
John Morrissey	Vice President, Galaxy PEF Holdings LLC
David N. Brooks	Secretary, Galaxy PEF Holdings LLC

EXECUTIVE OFFICERS OF GALAXY ACQUISITION LLC

The name and principal occupation of each of the executive officers of Galaxy Acquisition LLC, the holder of all the membership interests of CWFS Holdings LLC, which holds all the membership interests of CW Financial Services LLC, are listed below. Unless otherwise indicated below, the principal business address of each of the executive officers of Galaxy Acquisition LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Name	Principal Occupation
Constantine Dakolias	Co-President, Galaxy Acquisition LLC
Peter Smith	Co-President, Galaxy Acquisition LLC
Marc Furstein	Chief Operating Officer, Galaxy Acquisition LLC
Anthony Tufariello	Vice President, Galaxy Acquisition LLC
Glenn P. Cummins	Vice President, Galaxy Acquisition LLC
John Morrissey	Vice President, Galaxy Acquisition LLC
Jonathan Ashley	Vice President, Galaxy Acquisition LLC
David N. Brooks	Secretary, Galaxy Acquisition LLC

DIRECTORS AND EXECUTIVE OFFICERS OF CW FINANCIAL SERVICES LLC

The name and principal occupation of each of the directors and executive officers of CW Financial Services LLC is listed below. Unless otherwise indicated below, the principal business address of each of the directors and executive officers of CW Financial Services LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Name	Principal Occupation
Jonathan Ashley	Member of the Board of Managers of CW Financial Services LLC
Michael Berman
President and Chief Executive Officer of CWCapital LLC, and member of the Board of Managers of CW Financial Services LLC.  The address of CW Financial Services LLC is 555 Fifth Avenue, New York, NY 10017.

Constantine Dakolias	Member of the Board of Managers of CW Financial Services LLC
David Iannarone	President, CWCapital Asset Management LLC, and member of the Board of Managers of CW Financial Services LLC. The address of CW Financial Services LLC is 555 Fifth Avenue, New York, NY 10017.
Gordon Smith	Member of the Board of Managers of CW Financial Services LLC.
Charles Spetka
Chief Executive Officer of CW Financial Services LLC, and member of the Board of Managers of CW Financial Services LLC.  The address of CW Financial Services LLC is 555 Fifth Avenue, New York, NY 10017.

Anthony Tufariello	Member of the Board of Managers of CW Financial Services LLC

Cusip No. 93148P102	Page 67 of 75 Pages

Exhibit 6

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of Common Stock of Walker & Dunlop, Inc., a Maryland corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.  All subsequent amendments shall be filed on behalf of each of the undersigned without requiring the execution or filing of any additional joint filing agreement.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of June 18, 2012.

CW Financial Services LLC

By:	/s/ Charles R. Spetka
Name:	Charles R. Spetka
Title:	Chief Executive Officer

CWFS Holdings LLC

By:	/s/ Charles R. Spetka
Name:	Charles R. Spetka
Title:	Chief Executive Officer

Galaxy Acquisition LLC

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Vice President

Cusip No. 93148P102	Page 68 of 75 Pages

Galaxy CF Holdings LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Galaxy PEF Holdings LLC

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Vice President

Fortress Credit Opportunities Fund (A) LP

By: FCO Fund GP LLC, its general partner

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Fortress Credit Opportunities Fund II (A) LP

By: FCO Fund II GP LLC, its general partner

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Fortress Credit Opportunities Fund II (E) LP

By: FCO Fund II GP LLC, its general partner

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

FCO MA II LP

By: FCO MA II GP LLC, its general partner

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Cusip No. 93148P102	Page 69 of 75 Pages

FCO MA LSS LP

By: FCO MA LSS GP LLC, its general partner

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Galaxy CF UST Investment Holdings LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Fortress Credit Opportunities Fund (B) LP

By: FCO Fund GP LLC, its general partner

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Fortress Credit Opportunities Fund (C) L.P.

By: FCO Fund GP LLC, its general partner

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Fortress Credit Opportunities Fund II (B) LP

By:	FCO Fund II GP LLC, its general partner

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Cusip No. 93148P102	Page 70 of 75 Pages

Fortress Credit Opportunities Fund II (C) L.P.

By: FCO Fund II GP LLC, its general partner

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Fortress Credit Opportunities Fund II (D) L.P.

By: FCO Fund II GP LLC, its general partner

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

FTS SIP L.P.

By: FCO MA GP LLC, its general partner

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

FCO Fund GP LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

FCO Fund II GP LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

FCO MA GP LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Cusip No. 93148P102	Page 71 of 75 Pages

FCO MA II GP LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

FCO MA LSS GP LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Fortress Credit Opportunities Advisors LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Fortress Credit Opportunities MA Advisors LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Fortress Credit Opportunities MA II Advisors LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

FCO MA LSS Advisors LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Cusip No. 93148P102	Page 72 of 75 Pages

Fortress Investment Fund V (Fund A) L.P.

By: its General Partner Fortress Fund V GP L.P.

By its General Partner Fortress Fund V GP Holdings Ltd.

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Chief Financial Officer

Fortress Investment Fund V (Fund D) L.P.

By: its General Partner Fortress Fund V GP L.P.

By its General Partner Fortress Fund V GP Holdings Ltd.

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Chief Financial Officer

Fortress Investment Fund V (Fund E) L.P.

By: its General Partner Fortress Fund V GP L.P.

By its General Partner Fortress Fund V GP Holdings Ltd.

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Chief Financial Officer

Galaxy Acquisition Blocker B LLC

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Vice President

Galaxy Acquisition Blocker CFG LLC

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Vice President

Cusip No. 93148P102	Page 73 of 75 Pages

Fortress Investment Fund V (Fund B) L.P.

By: its General Partner Fortress Fund V GP (BCF) L.P.

By its General Partner Fortress Fund V GP (BCF) Holdings Ltd.

By:	/s/ John Morrissey
Name:	John Morrisey
Title:	Chief Financial Officer

Fortress Investment Fund V (Fund C) L.P.

By: its General Partner Fortress Fund V GP (BCF) L.P.

By its General Partner Fortress Fund V GP (BCF) Holdings Ltd.

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Chief Financial Officer

Fortress Investment Fund V (Fund F) L.P.

By: its General Partner Fortress Fund V GP (BCF) L.P.

By its General Partner Fortress Fund V GP (BCF) Holdings Ltd.

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Chief Financial Officer

Fortress Investment Fund V (Fund G) L.P.

By: its General Partner Fortress Fund V GP (BCF) L.P.

By its General Partner Fortress Fund V GP (BCF) Holdings Ltd.

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Chief Financial Officer

Cusip No. 93148P102	Page 74 of 75 Pages

Fortress Fund V GP L.P.

By: its General Partner Fortress Fund V GP Holdings Ltd.

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Chief Financial Officer

Fortress Fund V GP (BCF) L.P.

By: its General Partner Fortress Fund V GP (BCF) Holdings Ltd.

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Chief Financial Officer

FIG LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Chief Financial Officer

Hybrid GP Holdings LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Authorized Signatory

Fortress Fund V GP Holdings Ltd.

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Chief Financial Officer

Fortress Fund V GP (BCF) Holdings Ltd

By:	/s/ John Morrissey
Name:	John Morrissey
Title:	Chief Financial Officer

Cusip No. 93148P102	Page 75 of 75 Pages

Principal Holdings I LP

By: its General Partner FIG Asset Co. LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Chief Financial Officer

FIG Asset Co. LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Chief Financial Officer

Fortress Operating Entity I LP

By: its General Partner FIG Corp.

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Chief Financial Officer

FIG Corp.

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Chief Financial Officer

Fortress Investment Group LLC

By:	/s/ Daniel Bass
Name:	Daniel Bass
Title:	Chief Financial Officer